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CONTACT:
Star Gas:          Richard F. Ambury
                   Vice President-Finance
                   203-328-7313

                   Robert L. Rinderman
                   David C. Collins
                   Jaffoni & Collins Incorporated
                   212/835-8500 or rinderman@jcir.com
                                   ------------------

Petro:             George Leibowitz
                   Treasurer
                   203/325-5470

                   Jim Bottiglieri
                   Vice President and Controller
                   203/325-5460


FOR IMMEDIATE RELEASE

         STAR GAS PARTNERS, L.P. AND PETROLEUM HEAT AND POWER CO., INC.
                   ANNOUNCE AGREEMENT IN PRINCIPLE TO COMBINE


          STAMFORD, CT (August 14, 1998) - Star Gas Partners, L.P., ("Star" or the "Partnership") (NYSE:SGU) and Petroleum Heat and Power Co., Inc. ("Petro" or the "Company") (NASDAQ:HEAT), jointly announced today that they have reached an agreement in principle to enter into a strategic business combination in which Petro would become a wholly-owned subsidiary of Star. This transaction would be effected through Petro shareholders exchanging their approximately 26.6 million shares of Petro Common Stock for approximately 3.6 million Star master limited partnership units which will be subordinated to the existing Star Common Units.

Star Gas currently distributes to its partners, on a quarterly basis, all of its Available Cash, which is generally all of the cash receipts of the Partnership less all cash disbursements, with a targeted Minimum Quarterly Distribution ("MQD") of $0.55 per Unit, or $2.20 per Unit on an annualized basis. In connection with the Petro transaction, the Partnership will increase the MQD to $.575 per unit or $2.30 per Unit on an annualized basis. This increase in the MQD reflects the expectation that the transaction will be accretive to the Partnership. The increase in the MQD will also serve to raise the threshold needed to end the subordination period.

Of the 3.6 million subordinated Partnership units anticipated to be distributed to Petro shareholders, 2.8 million will be Senior Subordinated Units and approximately 857,000 will be Junior Subordinated Units and General Partnership Interests. The Senior
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Subordinated Units will be publicly registered and tradable (they are expected to be listed on the NYSE) and will be subordinated in distributions to Star's Common Units. The Junior Subordinated Units and General Partnership Interests will not be registered nor publicly tradable and will be subordinated to both the Common Units and the Senior Subordinated Units. The Senior Subordinated Units will be exchanged with holders of Petro's publicly traded Class A common stock and the Junior Subordinated Units and General Partnership Interests will be exchanged with individuals that currently own Petro's Class C common stock. Certain holders of the Company's Class C Common Stock will also exchange their shares of Senior Subordinated Units.

It is currently contemplated that 21,177,000 shares of Petro Common Stock will be exchanged for 2,767,000 Star Senior Subordinated Units. 5,386,000 shares of Petro common stock, held by certain individuals who currently own Petro Class C common stock, including Irik P. Sevin, Chairman of Petro and Star and other members of a group that currently controls Petro, will be exchanged for 579,000 Junior Subordinated Units and General Partnership Interests which are economically equivalent to 279,000 Junior Subordinated Units.

Under the partnership subordination provision, distributions on Star Senior Subordinated Units may be made only after distributions of Available Cash on Common Units meet the MQD requirement. Distributions on Star Junior Subordinated Units and to the General Partner may be made only after distributions of Available Cash on Common Units and Senior Subordinated Units meet the MQD requirement. The Subordination Period will extend until the Partnership earns and pays its MQD for three years. In any event, as a condition of this transaction, the Partnership agreement will be amended so that no distribution will be paid on the Senior Subordinated Units, Junior Subordinated Units, or to the General Partner except to the extent Available Cash is earned from operations.

Like many other publicly traded master limited partnerships, the Partnerships contains a provision which provides the General Partner with incentive distributions in excess of certain targeted amounts. This provision will be modified so that should there be any such incentive distributions, they will be made pro rata to the Senior Subordinated Units and Junior Subordinated Units as well as to the General Partner.

In connection with the Transaction, the Senior Subordinated Units, Junior Subordinated Units and General Partnership Interests can earn, pro rata, 303,000 additional Senior Subordinated Units each year that Petro provides $.50 per unit accretion to Star to a maximum of 909,000 additional Senior Subordinated Units.

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In connection with the transaction, Star intends to raise approximately $140 million through a public offering of Common Units and $120 million through a public or private offering of debt securities. The net proceeds from these offerings will be used primarily to redeem approximately $240 million in Petro public and private debt and preferred stock. Any such offering will be made only by means of a prospectus or in transactions not requiring registration under securities laws. This announcement does not constitute an offer to sell any securities. As part of this recapitalization, Petro also intends to restructure $66.2 million of privately held notes.

Petro has reached an agreement with institutional holders of an aggregate of $149 million or 63.1% of such public debt and preferred stock to permit there redemption of such securities at the closing of the Star Gas/Petro Transaction. This agreement allows Petro to redeem its 9 3/8% Subordinated Debentures, 10 1/8% Subordinated Notes and 12 1/4% Subordinated Debentures at 100%, 100% and 103.5% of principal amount, respectively, and to redeem its 12 7/8% Preferred Stock at $23 per share. In consideration for this early redemption right, Petro has agreed to issue to such holders 3.37 shares of newly issued Petro Junior Convertible Preferred Stock for each $1,000 in principal amount or liquidation preference of such securities. Each share of Petro Junior Convertible Preferred Stock will be exchangeable into .13 of a Star common Unit at the conclusion of this transaction representing a maximum 104,000 MLP units. Should the transaction not be consummated, the Junior Preferred Stock will be converted into a like number of shares of Class A Common Stock.

Petro will offer to the remaining holders of it's publicly traded debt and preferred stock the same right of early redemption under the same terms and conditions as agreed to by the consenting holders. This proposal will be made through an exchange offer that is expected to commence shortly. This transaction and the associated Petro recapitalization are subject to receiving an agreement to the early redemption from at least 90% of the outstanding publicly traded debt and preferred stock.

Petro currently has a 40.7% equity interest in the Partnership and a subsidiary of Petro is its general partner. After completion of the transaction, the Petro shareholders will own approximately 26% of Star's equity through Subordinated Units and General Partnership Interests. The holders of the Partnership's Common Units (including an estimated 6.4 million Common Units that will be sold in the Partnerships $140 million public offering) will own an aggregate approximately 74% equity interest in the Partnership following the completion of the transaction. The General Partner of the Partnership will be a newly organized Delaware limited liability company that will be owned by members of Petro's current group.

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In commenting on the proposed transaction, Joseph Cavanaugh, President of Star,
"We believe that this strategic combination will have a number of benefits for the Partnership. Firstly, we are pleased with having achieved our goal of structuring a transaction which we believe will be immediately accretive, enabling us to increase the Partnership's MQD to $2.30 annually. Secondly, we believe this strategic combination will provide an additional source of attractive acquisition opportunities. Petro is the largest retail heating oil company in the country and the primary consolidator of that highly fragmented industry. Over the past nineteen years Petro has acquired 189 distributorships. As such, we believe this combination should provide the Partnership with a platform to increase its acquisition activities. Thirdly, over the past two and one-half years, in an effort to take advantage of its size, Petro has regionalized its operations, accessed developments in computer an and communication technology, and entered into cross-marketing partnerships. These programs have provided attractive productivity, operational and marketing results which should continue to benefit the Partnership. Finally, this combination significantly increases the size and market capitalization of the Partnership."

Irik P. Sevin, CEO of Petro stated, "We believe the proposed transaction will enable Petro to achieve its stated objective of accessing equity to recapitalize and delever. This should permit us to continue our historically active acquisition program and facilitate the funding of our operational and marketing initiatives. In addition, the MLP structure should provide a better valuation format for Petro which is cash flow oriented and which has been the only publicly traded company in its industry. The transaction should provide our shareholders with the resumption of annual cash distributions which Petro had historically made."

The Board of Directors of Star has appointed an independent committee of directors to represent Star Gas in this matter. This committee has retained A.G. Edwards & Sons, Inc. to act as it financial advisor and to determine the fairness of this transaction to the Star Common Unit holders. The Board of Directors of Petro has retained PaineWebber Incorporated as its financial advisor and Dain Rauscher Wessels to render an opinion as to the fairness to Petro of this transaction.

The completion of the Transaction is subject to the negotiation and execution of definitive agreements, the receipt of regulatory approvals, the approval of Star's nonaffiliated common unit holders and Petro's nonaffiliated common shareholders, other necessary partnership and corporate approvals, fairness opinions from A.G. Edwards & Sons, Inc. and Dain Rauscher Wessels, and the agreement to early redemption by the holders of 90% of Petro's

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publicly traded debt and preferred stock.

Petro and Star will continue to operate as separate business units and this transaction will not have an impact on the day-to-day operations of either entity. There will be no reduction in the number of employees as a result of this transaction.

Petroleum Heat and Power Co., Inc. is the largest retail distributor of home heating oil in the nation, serving approximately 350,000 customers in the Northeast and Mid-Atlantic states, including the metropolitan areas of New York, Boston, Washington, D.C., Baltimore, and Providence. Star Gas Partners L.P., the eighth largest retail propane distributor serves more than 166,000 customers throughout 74 locations in the Northeast, from Maine to Southern New Jersey. Star operates under several trademarks and trade names, including: Star Gas Service, Silgas, Blue Flame L.P. Gas, Maingas, Arrow Gas, Mid-Hudson Valley Propane, Coleman Gas Service, H&S Gas, Wilhoyte L.P. Gas, Rural Natural Gas, Pearl Gas, Bay State-Arrow Gas, Knowles L.P. Gas and Lowe Bros. & Dad.

This Press Release includes "forward-looking statements," within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act, which represent Petro and Star's expectations or beliefs concerning future events that involve risks and uncertainties. Although Petro and Star Gas believe that the expectations reflected in such forward-looking statements are reasonable, Petro and Star Gas can give no assurance that such expectations will prove to have been correct. Investors and prospective investors should read this Press Release in conjunction with Petro and Star Gas' Forms 10-K and 10-Q which include additional information that could affect Petro and Star Gas' financial results.

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